UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

To The Stars Academy of Arts and Science Inc.
(Exact name of issuer as specified in its charter)

Delaware	82-0601064
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1150 Garden View Road, Box #230393 Encinitas, California 92024
(Full mailing address of principal executive offices)

(760) 266-5313
(Issuer’s telephone number, including area code)

To the Stars Academy of Arts and Science, Inc.

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In this semi-annual report, the term “TTS AAS” or “the company” or “us” or “we” refers to To The Stars Academy of Arts and Science Inc. and its consolidated subsidiaries, including To The Stars, Inc. (“TTS”).

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s discussion and analysis of financial condition and results of operations

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2021 (“Interim 2021”) and the six-month period ended June 30, 2020 (“Interim 2020”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this semi-annual report. The consolidated financial statements included in this report are those of TTS AAS and represent our entire operation. The financial statements included in this filing as of and for the six months ended June 30, 2021, are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Overview

The company is a public benefit corporation that was established in 2017 as a revolutionary collaboration between academia, industry, and pop culture to advance society’s understanding of scientific phenomena and other mysteries of the universe.

Our mission is to be a vehicle for change by inspiring a newfound appreciation and understanding of the profound, yet unresolved, mysteries of the universe that can have a positive impact on humanity. We are working to achieve our mission by combining the efforts of our entertainment division that creates original content inspired by the knowledge, curiosities, and research of our own dedicated scientific advisory board.

Results of Operation

The company’s primary focus of business is through our subsidiary To The Stars, Inc (TTS). TTS creates and licenses original content across a variety of media platforms including music, books, movies and television. TTS also manufactures brand-related novelty merchandise, sold direct to consumers primarily through its own e-commerce channel. Existing products may be found at www.tothestars.media. As announced in February 2021, the company has focused away from its original science and technology commercialization initiatives and instead is concentrated on original entertainment content informed by its scientific advisory board. The board will also help the company to carry out its public benefit initiatives of education, awareness and support of scientific research and advancement to decode some of the biggest mysteries in the universe.

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TTS is a vertically integrated entertainment company that creates, produces, and distributes original and licensed multi-media content, including music, books, and film. We measure performance of that business by profit, profit margin, sell-through rate, daily sales revenue, number of orders/customers, average order value, average value engagement ratios (number of people engaging in content or spending time on site), user conversion ratio, customer acquisition cost, customer satisfaction and retention, repeat purchases, email campaign indicators (e.g., open rate, click-through rate, user conversion), and customer engagement, including social media impressions, interaction, click-through, and time spent on site.

We recognize revenue related to the sales of products and services in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to our customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. Revenue is recognized from our in-store sales when the customer receives and pays for the merchandise at the register. For e-commerce sales, we recognize revenue at the time the merchandise is shipped from our facility. Customers typically receive goods within four days of shipment. Amounts related to shipping and handling that are billed to customers are reflected in revenues, and the related costs are reflected in cost of revenues. Revenues from the sale of electronic formats of music, books and other media related items are recognized when the consumer receives the product. Taxes collected from customers and remitted to governmental authorities are presented in the consolidated statements of operations on a net basis.

Cost of revenues consists of merchandise costs, shipping costs, consulting and content costs which do not meet the criteria for capitalization.

RESULTS OF OPERATIONS

Results for the Six Months Ended June 30, 2021 and June 30, 2020.

Revenues

The company’s revenues increased 34% to $958,306 for the six months ended June 30, 2021, compared to $716,713 for the six months ended June 30, 2020. The 2021 increase in revenues was primarily attributable to higher direct -to- consumer sales on the company’s own e-commerce platform due to new vinyl and limited-edition product releases during Interim 2021 as compared to Interim 2020, coupled with investments in new product designs and digital advertising. The increase in sales on the e-commerce platform more than compensated for the loss in sales due to the temporary shut-down of our retail store located in Encinitas, CA, see “COVID-19 Global Pandemic” below. The company’s e-commerce platform includes a full assortment of the company’s branded digital products and physical merchandise.

Cost of Revenues

The company’s cost of revenues was $415,886 for the six months ended June 30, 2021, compared to $308,487 for the six months ended June 30, 2020, a 35% increase. Higher cost of revenues for Interim 2021 compared to Interim 2020 was primarily the result of higher volume of inventory usage to support the increase in sales in Interim 2021 as compared to Interim 2020.

Gross Profit

For the six months ended June 30, 2021, the company’s gross profit was $542,420 compared to $408,226 for the six months ended June 30, 2020. Accordingly, our gross margins remained 57% for the six months ended 2021.

Operating Expenses

The company’s operating expenses consist of general and administrative expenses, sales and marketing expenses, stock-based compensation expense and depreciation and amortization.

General and Administrative

For the six months ended June 30, 2021, compared to the six months ended June 30, 2020, general and administrative expenses decreased from $225,336 to $169,959 for the six months ended June 30, 2021, representing a decrease of $55,377 or 25%. The decrease is primarily attributable to savings from facility costs as a result of the termination of our lease.

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Sales and Marketing

The company’s sales and marketing expenses decreased by 49% to $261,810 for the six months ended June 30, 2021, from $508,947 for the six months ended June 30, 2020, due to a reduction in salaries for a terminated employee, reduced professional fees, and the reduction of consulting fees in Interim 2021.

Stock-Based Compensation

The company’s stock-based compensation expense decreased 76% to $344,298 for the six months ended 2021 from $1,440,048 for the six months ended 2020 due to a decrease in the issuance of option shares granted, while the amortization period for several optionee’s ended in 2020.

Other Expenses

For the six months ended June 30, 2021, other expense, net consisted of two one-time events: a $106,340 non-cash loss on the termination of our facility lease in Encinitas, which was offset by a nontaxable income of $96,600 from forgiveness of the SBA PPP loan. Other expenses also included interest expense of $7,049 and $66,380 for the Interim 2021 and Interim 2020, respectively.

Net Loss

Our net loss for the six months ended June 30, 2021, was $283,718 compared with a net loss of $1,909,130 for the six months ended June 30, 2020. The net loss is influenced by the matters discussed in the other sections of the MD&A.

LIQUIDITY AND CAPITAL RESOURCES

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have an accumulated deficit at June 30, 2021 of $56,187,284. We expect to incur substantial expenses and generate continued operating losses until we generate revenues sufficient to meet our ongoing costs. Thus, until we can generate sufficient cash flows to fund operations, we are dependent on raising additional capital through debt and/or equity transactions.

At June 30, 2021, the company had total current assets of $415,803. Current assets consisted primarily of $214,424 in cash, $49,541 in accounts receivable, $90,506 in inventory, $40,324 in prepaid author royalties, and $21,008 in other current assets.

At June 30, 2021, the company had total current liabilities of $336,983. Current liabilities consisted primarily of the accrued liabilities, accounts payable, loan payable and current portion of debentures.

At June 30, 2021, we had positive working capital of $78,820 compared with negative working capital of $(238,195) as at December 31, 2021.

Working Capital	Six Months Ended June 30, 2021	Year Ended December 31, 2020
Cash	$214,424	$47,333
Current assets	$415,803	$257,703
Current liabilities	$336,983	$495,898
Working capital (deficit)	$78,820	$(238,195)

Regulation A

Offering from July 12, 2019 to July 12, 2020, the company had a second offering pursuant to Regulation A to raise additional capital to fund ongoing operations. The company sold a total of 161,762 shares of Class A Common Stock in this offering at $5 per share and raised a total of $808,810 before deducting any selling agent fees and estimated offering expenses. The company’s third Regulation A offering (“Third Offering”) for up to $30,000,000 was qualified by the SEC on September 18, 2020. By December 18, 2020, the company had raised approximately $113,500 under this offering, receiving proceeds, net of offering costs of approximately $93,000 during 2020. The company ceased to actively market the Third Offering on December 18, 2020, while taking time to review operations and focus of the company. The offering terminated in September 2021. The company anticipates starting a new Regulation A offering in the near future.

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Cartel Entertainment – Co-Production Agreement

On March 24, 2021, the company signed a co-production agreement with Cartel Entertainment (a related party) to bring together the company’s brand recognition, entertainment contacts and sources of original intellectual property with Cartel’s extensive degree of expertise in the area of film and series production, including contacts and resources for the creation and exploitation of audiovisual products. As part of the deal, the parties will work together to develop, produce and explore productions across all media formats and territories. For more details, see Exhibit 6.15, Co-Production Agreement, filed as an exhibit to the Company’s Semi-Annual Report on this Form 1-SA.

My Products, LLC – Merchandising Agreement

On June 1, 2021, the company entered into a Merchandising Agreement with My Products, LLC (“My Products”)(f/s/o Tom DeLonge p/k/a Angels & Airwaves) (the “Merchandise Agreement”), wherein, the company acquired the exclusive worldwide e-commerce merchandise rights and non-exclusive worldwide retail rights to sell My Products merchandise. The term of the Merchandise Agreement is one year and shall automatically extend until such time as either party provides thirty day written notice of termination. The company agrees to pay My Products royalties as laid out in the Merchandise Agreement. For more details, see Merchandising Agreement with My Products filed as Exhibit 6.17 to the Company’s Semi-Annual Report on this Form 1-SA.

DeLonge – Termination of Services Agreement

On June 1, 2021, the company entered into an Amendment to the Binding Term Sheet with Thomas DeLonge, whereby, the company agreed to terminate the previous Services Agreement with Mr. DeLonge and ceased to provide any services to Mr. DeLonge. Along with the termination of the services to Mr. DeLonge, agreed to provide a capital contribution to the company in exchange for common stock of the company. The company and Mr. DeLonge agreed that the total capital contribution was $941,964 for payments made on behalf of the company through June 30, 2021. In exchange for the capital contribution the company will issue Mr. DeLonge 784,970 shares of its common stock at a price per share of $1.20 to be held by Gravity Holdings, LLC. For more details, see Exhibit 6.16, Amendment to the Binding Term Sheet, filed as an exhibit to the Company’s Semi-Annual Report on this Form 1-SA.

Debt with Related Party.

Collectively, monies due to Mr. DeLonge under related party transactions totaled $941,964 as of June 30, 2021 and $727,043 as of December 31, 2020. In June 2021 these liabilities, including $517,435 balance of the Line of Credit plus $52,363.84 in LOC interest with $372,165 in personal advances, which included paying off credit card balances of $157,244, from Mr. DeLonge were paid off and converted to 784,970 shares of Class A common stock.

Currently, the company does not have any commitments or assurances for additional capital, other than disclosed above, nor can the company provide assurance that such sources of funds will be available to it on favorable terms, or at all. If, after utilizing the existing sources of capital available to the company, further capital needs are identified and the company is not successful in obtaining the financing, it could potentially be forced to curtail its existing or planned future operations.

Future Financings.

We will continue to rely on equity sales of the company’s common shares in order to continue to fund business operations. Issuances of additional shares will result in dilution to existing shareholders. There is no assurance that the company will achieve any additional sales of the equity securities or arrange for debt or other financing to fund our business plan of operating in the entertainment and education industries.

Since inception, we have financed our cash flow requirements through issuance of common stock and loans to affiliates and third parties. As we expand our activities, we may, and most likely will, continue to experience net negative cash flows from operations, pending receipt of revenues. Additionally, we anticipate obtaining additional financing to fund operations through common stock offerings, to the extent available, or to obtain additional financing to the extent necessary to augment our working capital. In the future we will need to generate sufficient revenues from sales in order to eliminate or reduce the need to sell additional stock or obtain additional loans. There can be no assurance we will be successful in raising the necessary funds to execute our business plan.

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Cash Flow

The following table summarizes, for the periods indicated, selected items in our condensed Statements of Cash Flows:

	Six Months Ended
	June 30,
	2021	2020
Net cash provided by (used in):
Operating activities	$137,632	$(234,812)
Investing activities	(478)	9,404
Financing activities	29,937	217,793
Net increase (decrease) in cash during period	$167,091	$(7,615)

Operating Activities

Cash provided by operating activities was $137,632 for the six months ended June 30, 2021, compared to cash used in operating activities of $234,812 for the six months ended June 30, 2020. The increase in cash provided by operating activities was primarily due to improved results of operations and reduced stock-based compensation during the six months ended June 30, 2021.

Investing Activities

Cash used in investing activities was $478 for the six months ended June 30, 2021 and cash provided by investing activities was $9,404 for the six months ended 2020.

Financing Activities

Cash provided by financing activities decreased to $29,937 for the six months ended June 30, 2021, from $217,793 for the six months ended June 30, 2020. The decrease in cash provided by financing activities was primarily due to reduced advances from related parties, reduced repayments of short-term debt due to those being paid off, and reduced Regulation A stock issuance.

Trend Information

Management Update

During the Interim 2021 we have achieved the following:

●	Identified and initiated development plans for over 15 scripts for feature film and TV.
●	Signed a co-production agreement with Cartel Entertainment to bring together the company’s brand recognition, entertainment contacts and sources of original intellectual property with Cartel’s extensive degree of expertise in the area of film and series production, including contacts and resources for the creation and exploitation of audiovisual products. As part of the deal, the parties will work together to develop, produce and explore productions across all media formats and territories.
●	Rebranded TTS and launched a new website.
●	Signed a new licensing deal with Angels & Airwaves
●	Launched the global album release “Lifeforms” with Angels and Airwaves
●	As of June 30, retail sales have increased 49% over sales in the same period in 2020.
●	Secured a 3-year licensing deal to produce and distribute Box Car Racer vinyl.
●	On-boarded a full-service marketing agency to elevate the company’s digital presence, including strategy, content creation, creative collaborations and paid media.
●	Moved its warehouse to a more economical and state-of-the-art space with opportunities for growth and expansion.
●	Achieved additional recognition for our role and thought leadership in the legitimization of UAP scientific fact and the subsequent creation of a US Government UAP Task Force

On January 1, 2021, the Company and Mr. J. Christopher Mizer agreed to reduce his Directors fee to $2,500 per month.

On February 26, 2021, three board members (Thomas DeLonge, Hal Puthoff and Jim Semivan) each converted 1,800 shares of the Company’s Class B Common Stock into 1,800 shares of the Company’s Class A Common Stock.

As of March 7, 2021, the 548,040 stock options expired as per the terms of the Stock Option Agreements.

On June 1, 2021, the Company entered into a Merchandising Agreement with My Products, LLC (“My Products”)(f/s/o Tom DeLonge p/k/a Angels & Airwaves) (the “Merchandise Agreement”), wherein, the Company acquired the exclusive worldwide e-commerce merchandise rights and non-exclusive worldwide retail rights to sell My Products merchandise. The term of the Merchandise Agreement is one (1) year and shall automatically extend until such time as either party provides thirty (30) day written notice of termination. The Company agrees to pay My Products royalties as laid out in the Merchandise Agreement.

On June 1, 2021, the Company entered into an Amendment to the Binding Term Sheet with Thomas DeLonge, whereby, the Company agreed to terminate the previous Services Agreement with Mr. DeLonge and ceased to provide any services to Mr. DeLonge. Along with the termination of the services to Mr. DeLonge, Thomas agreed to provide a capital contribution to the Company in exchange for common stock of the Company. The Company and Mr. DeLonge agreed that the total capital contribution was $941,964 for payments made on behalf of the Company from 2020 through June 30, 2021. In exchange for the capital contribution the Company will issue Mr. DeLonge 784,970 shares of its common stock at a price per share of $1.20.

On June 14, 2021, the Company appointed Stan Spry as a Director of the Company. In connection with his acceptance of a seat on our Board of Directors, Mr. Spry received 300,000 shares of Class A Common Stock, as well as an additional 150,000 shares of Class A Common Stock, on a 36-month vesting schedule. Please find his biography below:

Stan Spry, Age 44: Since 2011 Stan Spry has been the Founding Partner and CEO of the Cartel (Cartel Entertainment, Cartel Pictures, Cartel Studios International and Cartel Enterprises). Mr. Spry is a Producer and Literary Manager and represents top tier writers, directors, producers, show runners, and production companies for feature films, television, and new media. Mr. Spry has produced over one-hundred twenty-five (125) feature films, television series and television movies over the last nine (9) years, and has sold and packaged hundreds more. Mr. Spry has been responsible for developing, producing, selling and/or overseeing approximately $250,000,000 in production. Mr. Spry interfaces with, and does deals with, every studio, network, distribution company and agency in Hollywood. Some of his most well-known projects include the hit series’ Creepshow for AMC, Day of the Dead for Syfy, Twelve Forever for Netflix and feature films like Jeepers Creepers 3, Guns Girls and Gambling and Toys of Terror.

On June 23, 2021, the Company entered into a Payment Agreement with Vivaris Capital, LLC, (“Vivaris”) wherein, the Company terminated the Consulting Agreement and agreed that the Vivaris was owed a total of $170,000 as compensation for services rendered under the Consulting Agreement. Vivaris and the Company agreed that the Company would pay Vivaris forty thousand ($40,000) dollars as a cash payment and that the $130,000 remaining would be settled in the Company’s common stock. In exchange for the cancellation of the $130,000 remaining to Vivaris the Company issued Vivaris 108,333 shares of its common stock at a price per share of $1.20. For details, see Exhibit 6.18 filed as an exhibit to the Company’s Semi-Annual Report on this Form 1-SA.

Projects Planned

We plan to pursue the projects and initiatives listed in “Principal Products and Services.” Over the next 12 months the company intends to:

●	We are also focused on investing in the expansion of our intellectual property (IP) portfolio, including the following areas:

-	IP Creation
-	IP Sourcing (licensing and acquisition)
-	IP Development
-	IP Production
-	IP Protection
-	IP Sales and Distribution

●	Explore strategic partnerships and investment opportunities for the production and financing of IP.
●

Continue post-production and planning for the release of feature film “Monsters of CA.” Develop and execute plans for “Monsters of CA” merchandise production and monetization depending on any distribution deals that are made.

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●	Invest in expanding the To The Stars clothing brand and inventory levels.
●	Expand our entertainment products categories by forging strategic and creative partnerships with other quality established brands that can bring visibility to the TTS brand.
●	Leverage our exposure from the success of the TV docu-series Unidentified: Inside America’s UFO Investigation, to further our educational efforts about unidentified aerial phenomenon and create new partnerships for future media projects.

We will need to seek additional funds to complete these projects within the next 6 to 12 months.

The company is currently evaluating different funding mechanisms, including additional corporate structuring, to focus on the Entertainment Division, and to accelerate its progress, scale and expand, including institutional monies, foundations, private equity and angel investment. As announced in February 2021, the company has focused away from its original science and technology commercialization initiatives and instead is concentrated on original entertainment content informed by its scientific advisory board. The board will also help the company to carry out its public benefit initiatives of education, awareness and support of scientific research and advancement to decode some of the biggest mysteries in the universe.

The novel coronavirus (or COVID-19), and the emergence of new strains of the virus, has created and is expected to continue to create economic and social uncertainty throughout the world, even as countries continue vaccine rollout. The ultimate impact of COVID-19 is difficult to predict, but it is possible that such outbreak could have an enduring and materially adverse impact on global, national and local economies and supply chains. In particular, disruptions to commercial activity relating to the imposition of quarantines and travel restrictions, or failures to contain the virus despite these measures along with the vaccine or the reduced government focus on scientific endeavors related to our mission, could materially and adversely impact the company, both in the near-and long-term.

To date, COVID-19 has not affected the company’s ability to source materials or products for its operations. Consequently, we have not made changes to our planned projects described above, but this could change depending on the extent and duration of the pandemic, and we may need to make some adjustments to our plans and operations accordingly.

Item 2. Other Information

None.

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Item 3. Financial Statements

The accompanying semiannual consolidated financial statements have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the company’s Annual Report for the year ended December 31, 2020 filed with its Form 1-K. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for Interim 2021 are not necessarily indicative of the results that can be expected for the year ending December 31, 2021.

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TO THE STARS ACADEMY OF

ARTS AND SCIENCE INC.

CONSOLIDATED FINANCIAL STATEMENTS

As of

June 30, 2021 and 2020

To The Stars Academy of Arts and Science Inc.

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TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30, 2021	December 31, 2020
Assets
Current assets
Cash	$214,424	$47,333
Accounts receivable, net	49,541	56,317
Inventory	90,506	108,981
Prepaid author royalties	40,324	39,015
Other current assets	21,008	6,057
Total Current Assets	415,803	257,703

Prepaid author royalties, net of current portion	59,820	68,342
Property and equipment, net	12.253	131,938
Media assets, net	62,173	76,079
Other Assets	36,000	36,000
Total assets	$586,049	$570,062

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable	$239,408	$315,082
Accrued liabilities	51,801	46,658
Short-term loans and advances	45,774	134,158
Total current liabilities	336,983	495,898
Noncurrent liabilities
SBA PPP Loan	-	96,600
Accounts payable	-	134,000
Amounts due related party	-	209,608
Revolving line of credit due related party	-	517,435
Total liabilities	$336,983	$1,453,541

Commitments and contingencies (Note 5)

Stockholders’ Equity (Deficit):
Preferred stock, $0.0001 par value; 91,000 shares authorized; no shares issued and outstanding as of June 30, 2021 and December 31, 2020	-	-
Class A common stock, par value $0.0001; 100,000,000 shares authorized; 13,681,383 and 12,782,679 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	1,368	1,278
Class B common stock, par value $0.0001; no shares and 9,000 shares authorized as of June 30, 2021 and December 31, 2020, respectively; no shares and 5,400 shares issued and outstanding as of June 30, 2021 and December 31, 2020	-	1
Additional paid-in capital	56,434,981	55,018,808
Accumulated deficit	(56,187,284)	(55,903,566)
Total Stockholders’ Equity (Deficit)	249,066	(883,479)
Total Liabilities & Stockholders’ Equity (Deficit)	$586,049	$570,062

The accompanying notes are an integral part of these consolidated financial statements.

F-1

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Six Months Ended
	June 30,
	2021	2020
Revenues	$958,306	$716,713

Cost of revenues	415,886	308,487

Gross profit	542,420	408,226

Operating expenses:
General and administrative	169,959	225,336
Sales and marketing	261,810	508,947
Stock-based compensation	344,298	1,440,048
Depreciation and amortization	32,252	75,045
Total operating expenses	808,319	2,249,376

Operating loss	(265,899)	(1,841,150)

Other expenses:
Interest expense	7,049	66,380
Other expense, net	9,170	-
Total other expenses	16,219	66,380

Loss before provision for income taxes	(282,118)	(1,907,530)

Provision for income taxes	1,600	1,600
Net loss	$(283,718)	$(1,909,130)

Net loss per share: basic and diluted	$(0.02)	$(0.17)
Weighted average number of shares outstanding: basic and diluted	12,936,140	11,396,723

The accompanying notes are an integral part of these consolidated financial statements.

F-2

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT

FOR THE PERIOD ENDED JUNE 30, 2021 AND YEARS ENDED DECEMBER 31, 2020 AND 2019

	Class A		Class B		Additional		Total
	Common Stock		Common Stock		Paid-in	Accumulated	Stockholder’s
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance at December 31, 2019	12,084,253	$1,208	5,400	$1	$51,040,920	$(51,832,006)	$(789,877)
Proceeds from Regulation A offering, net	88,834	9	-	-	260,911	-	260,920
Stock-based compensation	-	-	-	-	3,190,209	-	3,190,209
Transfer of assets for liabilities treated as a capital contribution	-	-	-	-	525,000	-	525,000
Proceeds from stock option exercise	609,592	61	-	-	1,768	-	1,829
Net loss	-	-	-	-	-	(4,071,560)	(4,071,560)
Balance at December 31, 2020	12,782,679	$1,278	5,400	$1	$55,018,808	$(55,903,566)	$(883,479)
Proceeds from Regulation A offering, net	-	-	-	-	-	-	-
Conversion of Class B common stock to Class A common stock	5,400	1	(5,400)	(1)	-	-	-
Stock-based compensation	-	-	-	-	344,298	-	344,298
Proceeds from stock option exercise	-	-	-	-	-	-	-
Debt converted to Class A common stock	893,304	89	-	-	1,071,875	-	1,071,965
Net loss	-	-	-	-	-	(283,718)	(283,718)
Balance at June 30, 2021	13,681,383	$1,368	-	-	$56,434,981	$(56,187,284)	$249,066

The accompanying notes are an integral part of these consolidated financial statements.

F-3

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended
	June 30,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(283,718)	$(1,909,130)
Adjustments to reconcile net loss to cash flows used in operating activities:
Depreciation	13,345	36,940
Amortization	18,907	38,105
Loss on termination of facility lease	106,340	-
Stock-based compensation	344,298	1,440,048
Changes in operating assets and liabilities:
Accounts receivable, net	6,776	28,779
Inventory	18,475	42,239
Other current assets	(16,260)	4,750
Accounts payable	(75,674)	84,999
Accrued liabilities	5,143	(1,542)
Net cash provided by (used in) operating activities	137,632	(234,812)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	-	-
Purchase of media assets	(5,000)	(1,648)
Other, net	4,522	11,052
Net cash provided by investing activities	(478)	9,404

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from Related Party	-	61,980
Proceeds from short-term loans & advances, net	-	251,480
Repayments on short-term loans & advances	(88,384)	(200,744)
SBA PPP loan forgiven	(96,600)	-
Proceeds from related line of credit advances	214,921	-
Reg A Capital Raise - shares issued	-	226,479
Reg A Capital Raise - deferred offering costs	-	(124,402)
Net cash provided by financing activities	29,937	217,793

Increase (decrease) in cash and cash equivalents	167,091	(7,615)
Cash and cash equivalents, beginning of year	47,333	78,096
Cash and cash equivalents, as of June 30	$214,424	$70,481

Supplemental disclosures of cash flow information:
Cash paid for interest	$7,049	$66,380
Cash paid for income taxes	$1,600	$1,600

Noncash investing and financing activities:
Reclass of related party note payable and accrued interest to contributed capital	861,043	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-4

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(UNAUDITED)

NOTE 1 – BASIS OF PRESENTATION

To the Stars Academy of Arts and Science Inc. (which may be referred to as “TTS Academy”, the “Company”, “we”, “us”, or “our”) was incorporated on February 13, 2017 as a Delaware public benefit corporation. TTS Academy is a revolutionary collaboration between academia, industry, and pop culture to inspire and advance society’s understanding of scientific phenomena and other mysteries of the universe through original content. The company is based in San Diego, California.

TTS Academy is the parent company of To The Stars, Inc. “TTS Inc.”, a vertically integrated entertainment company that creates, produces and distributes original and licensed multi-media content, including music, books and film. To the Stars, Inc. has developed several branded media properties, which are included within the consolidated financial statements of the Company. On January 1, 2021, the Company and Mr. J. Christopher Mizer agreed to reduce his Directors fee to $2,500 per month.

On February 26, 2021, three board members (Thomas DeLonge, Hal Puthoff and Jim Semivan) each converted 1,800 shares of the Company’s Class B Common Stock into 1,800 shares of the Company’s Class A Common Stock.

As of March 7, 2021, the 548,040 stock options expired as per the terms of the Stock Option Agreements.

On March 24, 2021, the Company signed a co-production agreement with Cartel Entertainment (a related party) to bring together the Company’s brand recognition, entertainment contacts and sources of original intellectual property with Cartel’s extensive degree of expertise in the area of film and series production, including contacts and resources for the creation and exploitation of audiovisual products. As part of the deal, the parties will work together to develop, produce and explore productions across all media formats and territories.

On or about April 9, 2021, the Company amended its Articles of Incorporation; wherein, the Company removed the Class B Common Stock and authorized 100,000,000 Class A Common shares with a par value of $0.0001 and 91,000 Preferred Shares with a par value of $0.0001 of the Company’s stock.

As announced in February 2021, the company has focused away from its original science and technology commercialization initiatives and instead is concentrated on original entertainment content informed by its scientific advisory board. The board will also help the company to carry out its public benefit initiatives of education, awareness and support of scientific research and advancement to decode some of the biggest mysteries in the universe.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying interim unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information in accordance with the instructions to Form 1-SA. In our opinion, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.

Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021. Notes to the unaudited interim financial statements that would substantially duplicate the disclosures contained in the audited financial statements for the year ended December 31, 2020 have been omitted. This report should be read in conjunction with the audited financial statements and the footnotes thereto for the fiscal year ended December 31, 2020 included within the Company’s Form 1-K as filed with the Securities and Exchange Commission.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from operations and has an accumulated deficit at June 30, 2021 of $56,187,284.

During 2020, the Company commenced the filing of its third Regulation A offering (the “Third Offering”) to raise additional capital to fund ongoing operations. The Company can sell up to $30,000,000 of shares of Class A common stock under this Second Offering. As of December 31, 2020, the Company has raised approximately $113,500 under this Third Offering, receiving proceeds, net of offering costs, of approximately $93,000 during 2020. The Third Offering was paused on December 18, 2020, while the Company took time to review operations. Through June 30, 2021, we have not been actively marketing the Third Offering.

F-5

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of To The Stars Academy of Arts and Science Inc. and its subsidiaries To The Stars, Inc., Poet Productions, LLC (a California LLC) and Love Movie, LLC (a California LLC) for all periods presented. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, sales return allowance, amortization periods of media assets, and recoverability of long-lived assets. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. Accounts receivable primarily consists of trade receivables. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The Company makes judgments as to its ability to collect outstanding receivables and records allowances against receivables if collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding receivable balances. The Company’s estimates of these allowances ultimately may not be reflective of actual collection results. At June 30, 2021 and December 31, 2020, the reserve was insignificant to the consolidated financial statements.

Inventory

Inventories, which consist primarily of merchandise, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Property and Equipment

Property and equipment are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) to seven (7) years. Leasehold improvements are depreciated over the shorter of the useful life or term of the lease. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Pre-publication Costs (Media Assets)

The Company capitalizes the art, prepress, manuscript, studio time, engineering, production and other costs incurred in the creation of the master copy or final product of a book, music or other media (the “pre-publication costs”). Pre-publication costs related to books and other media are primarily amortized from the date of issuance over a period of five years using the straight-line method as most of these pre-publication costs are spread over multiple products issued within that time frame. For music related cost, the Company uses the sum-of-the-years-digits method, which is an accelerated method for calculating an asset’s amortization. Under this method, the amortization expense recorded for a pre-publication cost asset is approximately 47% (year 1), 25% (year 2), 14% (year 3), 8% (year 4) and 5% (year 5). The amortization methods and periods chosen best reflect the pattern of expected sales generated from individual titles, music and/or programs. The Company periodically evaluates the remaining lives and recoverability of capitalized pre-publication costs, which are often dependent upon program acceptance by state adoption authorities. For the six months ended June 30, 2021 and 2019, there was no impairment of prepublication costs.

F-6

Royalty Advances

Royalty advances to authors are capitalized and represent amounts paid in advance of the sale of an author’s product and are recovered as earned. As advances are recorded, a partial reserve may be recorded immediately based primarily upon historical sales experience. Advances are evaluated periodically to determine if they are expected to be recovered. Any portion of a royalty advance that is not expected to be recovered is fully reserved. At June 30, 2021 and December 31, 2020, royalty advances recorded within other current assets in the accompanying consolidated balance sheets were $40,324 and $39,015, respectively. During the six months ended June 30, 2021 and 2020, there were no reserves recorded against royalty advances.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There can be no assurance, however, that market conditions will not change or demand for the Company’s products and services will continue, which could result in impairment of long-lived assets in the future.

Deferred Rent

The Company accounts for lease rentals that have escalating rents on a straight-line basis over the life of each lease. This accounting generally results in a deferred liability (for the lease expense) recorded on the consolidated balance sheets. At June 30, 2021 and December 31, 2020, the Company’s liability related to such was $0 and $11,483, respectively, and included within accrued liabilities on the accompanying consolidated balance sheets. The Company and landlord agreed to an early termination of its lease in February 2021 and has no further obligations on the lease thereafter.

Revenue Recognition

The Company recognizes revenue pursuant to Accounting Standards Codification 606, which requires revenue to be recognized at an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company’s customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of title, physical possession, the risks and rewards of ownership and customer acceptance.

Revenue is recognized from the Company’s in-store sales when the customer receives and pays for the merchandise at the register. For e-commerce sales, the Company recognizes revenue at the time the merchandise is shipped from our facility. Customers typically receive goods within four days of shipment. Amounts related to shipping and handling that are billed to customers are reflected in revenues, and the related costs are reflected in cost of revenues. Revenues from the sale of electronic formats of music, books and other media related items are recognized when the consumer receives the product. Taxes collected from customers and remitted to governmental authorities are presented in the consolidated statements of operations on a net basis. In addition, the Company records revenues net of an estimated sales returns allowance. At June 30, 2021 and December 31, 2020, the Company’s sales return allowance was $3,948 and $6,838, respectively.

Cost of Revenues

Cost of revenues consists of merchandise costs, shipping costs, consulting and content costs which don’t meet the capitalization criteria, royalties, etc.

General and Administration

General and administrative expenses include general corporate expenditures consisting of rent and facility costs, accounting, and legal fees, insurance expenses, etc.

Advertising

The Company expenses advertising costs as incurred.

Stock-Based Compensation

The Company uses ASC 718 and ASC 505 for stock-based compensation. Compensation for all stock-based awards, including stock options and restricted stock, is measured at fair value on the date of grant and recognized over the associated vesting periods. The fair value of stock options is estimated on the date of grant using a Black-Scholes model. The fair value of restricted stock awards is estimated on the date of the grant based on the fair value of the Company’s underlying common stock. For employees, the Company recognizes compensation expense for stock options and restricted stock awards on a straight-line basis over the associated service or vesting periods. For non-employees, the stock-based awards are valued at the value of the stock award on the date the commitment for performance has been reached or their performance is complete. At June 30, 2021 and December 31, 2020, all non-employee awards had similar vesting terms to those of employees.

F-7

During the year ended December 31, 2020, the Company granted stock options to purchase 156,780 shares of Class A common stock, of which 62,054 vested immediately upon issuance. The remainder vest over a period of 36 months. Also during the year ended December 31, 2020, unexercised stock options to purchase 210,162 shares of Class A were forfeited as a result of termination of services and expiration.

As of June 30, 2021, there were no shares available for issuance under the ANR Plan.

Determining the grant date fair value of options using the Black-Scholes option-pricing model requires management to make assumptions and judgments. These estimates involve inherent uncertainties and, if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded.

Income Taxes

The Company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their consolidated financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

Cash

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. To date there have been no losses.

Revenues and Accounts Receivable

The Company has a concentration risk from a third-party provider which accumulates revenues and royalties due to the Company primarily through digital sales of the Company music products and then remits the monies collected to the Company. These revenues represent approximately 7% and 11% of total revenues for the six months ended June 30, 2021 and 2020. At June 30, 2021 and December 31, 2020, accounts receivable from this third party represented approximately 51% and 43% of accounts receivable, respectively.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

F-8

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2021 and 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts receivable, other current assets, accounts payable, accrued liabilities, related party notes payable, etc. Fair values for these items were assumed to approximate carrying values because of their short-term nature or they are payable on demand.

Basic Loss per Common Share

Basic loss per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company’s common stock equivalents consist of common stock issuable upon the exercise of options. At June 30, 2021 and 2020, the effect of dilutive securities were anti-dilutive and thus is not included.

Recent Accounting Standards

Changes to accounting principles are established by the FASB in the form of ASU’s to the FASB’s Codification. We consider the applicability and impact of all ASU’s on our financial position, results of operations, stockholders’ equity, cash flows, or presentation thereof. At June 30, 2021, there were no pronouncements that had an effect on the Company’s financial statements.

NOTE 4 – DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

Property and equipment consisted of the following at June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
Furniture & fixtures	$28,175	$51,282
Leasehold improvements	-	372,537
Machinery & equipment	163,217	176,576
Total fixed assets	191392	600,395
Less accumulated depreciation	(179,139)	(468,457)
Property and equipment, net	$12,253	$131,938

Depreciation expense for the six months ended June 30, 2021 was $13,345 and $62,569 for the year ended December 31, 2020.

Media assets consisted of the following at June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
Media assets - music	$322,576	$322,576
Media assets - books & other	390,156	385,156
Media assets - web	182,082	182,082
Total media assets	889,814	889,814
Accumulated amortization	(832,641)	(813,735)
Media assets, net	$62,173	$76,079

Amortization expense for the six months ended June 30, 2021 was $18,906 and $61,581 for the year ended December 31, 2020.

NOTE 5 – BORROWINGS

Short-term Loans and Advances

On April 15, 2020, the Company received loan proceeds in the amount of $96,600, pursuant to the Paycheck Protection Program (“PPP”), which was established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act’) enacted March 27, 2020. Under the terms of the PPP, some or all of the loan and accrued interest are eligible for forgiveness after an eight or 24 week measurement period if the Company uses the loan proceeds for qualifying expenses as described in the CARES Act. The Company used the proceeds for purposes consistent with the PPP and met the conditions for forgiveness of the loan and accrued interest. The loan was forgiven by the Small Business Administration on June 4, 2021 and $96,600 was reported in Other expense, net.

F-9

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Leases

The Company and landlord agreed to an early termination of its lease in February 2021 and has no further obligations on the lease thereafter.

Contracts

The Company routinely enters into long-term commitments with writers for the future delivery of book and screenplay related product. Such commitments generally become due only upon delivery and Company acceptance of the product. Additionally, such commitments are typically cancelable at the Company’s discretion, generally without penalty.

NOTE 7 – STOCKHOLDERS’ EQUITY (DEFICIT)

Common Stock

The Company is authorized to issue 100,000,000 shares of Class A common stock. As of June 30, 2021 and December 31, 2020, there were 13,681,383 and 12,782,679 shares of Class A common stock outstanding, respectively.

On or about April 9, 2021 the Company amended its Articles of Incorporation; wherein, the Company removed the Class B Common Stock and authorized 100,000,000 Class A Common shares with a par value of $0.0001 and 91,000 Preferred Shares with a par value of $0.0001 of the Company’s stock.

On February 26, 2021, three board members (Thomas DeLonge, Hal Puthoff and Jim Semivan) each converted 1,800 shares of the Company’s Class B Common Stock into 1,800 shares of the Company’s Class A Common Stock.

At June 30, 2021 and December 31, 2020, there were zero and 5,400 shares of Class B common stock outstanding, respectively.

Preferred Stock

The Company is authorized to issue 91,000 shares of preferred stock. No shares of preferred stock were outstanding as of June 30, 2021 and December 31, 2020.

Stock Incentive Plan

In May 2017, the Company established the 2017 Stock Incentive Plan (the “Plan”). Under the terms of the Plan, the Company is authorized to issue 17,500,000 shares of Class A common stock. Awards under the plan can be in the form of options, awards and restricted stock units. The persons eligible to participate in the Plan are the Company’s employees, directors, consultants and independent advisors. Options are designated as either an incentive option or non-statutory option and may only be granted to employees. As of June 30, 2021 and December 31, 2020, there were 3,043,556 and 2,518,514 shares available for issuance under the Plan, respectively.

In June 2017, the Company granted stock options to purchase 9,000,000 shares of Class A common stock, of which 3,500,000 vested immediately upon issuance. The remainder vest over a period of 36 to 48 months. Each option had a life of ten years and an exercise price of $0.003 per share. The Company valued the options using the Black-Scholes pricing model on the date of grant using the following assumptions:

Expected life (years)	5.00 – 6.08
Risk-free interest rate	1.71-1.83%
Expected volatility	75.0%
Annual dividend yield	0.0%

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Grants to non-employees are expensed at the earlier of (i) the date at which a commitment for performance by the counterparty to earn the equity instrument is reached and (ii) the date at which the counterparty’s performance is complete.

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

F-10

The Company uses the following inputs when valuating stock-based awards. The expected life of employee stock options was estimated using the “simplified method,” as the Company has no historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock option grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. The expected life of awards that vest immediately use the contractual maturity since they are vested when issued. For stock price volatility, the Company uses public company compatibles and historical private placement data as a basis for its expected volatility to calculate the fair value of option grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option at the grant-date.

As of June 30, 2021, 1,908,598 stock options were exercisable under the Plan with a remaining weighted average life of 6.7 years.

The Company recognized restricted stock compensation expense of $344,298 and $1,440,048 during the six months ended June 30, 2021 and 2020, respectively. As of June 30, 2021, total unrecognized stock compensation expense related to unvested restricted stock units was approximately $674,546 which will be recognized as restricted stock compensation expense over the remaining vesting term, see below. The amount of future stock-based compensation expense could be affected by any future option grants or by any forfeitures.

NOTE 8 – RELATED PARTY TRANSACTIONS

Cartel Entertainment – Co-Production Agreement

On March 24, 2021, the Company signed a co-production agreement with Cartel Entertainment (a related party) to bring together the Company’s brand recognition, entertainment contacts and sources of original intellectual property with Cartel’s extensive degree of expertise in the area of film and series production, including contacts and resources for the creation and exploitation of audiovisual products. As part of the deal, the parties will work together to develop, produce and explore productions across all media formats and territories.

My Products, LLC – Merchandising Agreement

On June 1, 2021, the Company entered into a Merchandising Agreement with My Products, LLC (“My Products”)(f/s/o Tom DeLonge p/k/a Angels & Airwaves) (the “Merchandise Agreement”), wherein, the Company acquired the exclusive worldwide e-commerce merchandise rights and non-exclusive worldwide retail rights to sell My Products merchandise. The term of the Merchandise Agreement is one (1) year and shall automatically extend until such time as either party provides thirty (30) day written notice of termination. The Company agrees to pay My Products royalties as laid out in the Merchandise Agreement.

DeLonge – Termination of Services Agreement

On June 1, 2021, the Company entered into an Amendment to the Binding Term Sheet with Thomas DeLonge, whereby, the Company agreed to terminate the previous Services Agreement with Mr. DeLonge and ceased to provide any services to Mr. DeLonge. Along with the termination of the services Mr. DeLonge agreed to provide a capital contribution to the Company in exchange for common stock of the Company. The Company and Mr. DeLonge agreed that the total capital contribution was $941,964 for payments made on behalf of the Company through June 30, 2021. In exchange for the capital contribution the Company will issue Mr. DeLonge 784,970 shares of its common stock at a price per share of $1.20 to be held by Gravity Holdings, LLC.

Vivaris Debt Reduction

On June 23, 2021, the Company entered into a Payment Agreement with Vivaris Capital, LLC, (“Vivaris”) wherein, the Company terminated the Consulting Agreement and agreed that the Vivaris was owed a total of $170,000 as compensation for services rendered under the Consulting Agreement. Vivaris and the Company agreed that the Company would pay Vivaris forty thousand ($40,000) dollars as a cash payment and that the $130,000 remaining would be settled in the Company’s common stock. In exchange for the cancellation of the $130,000 remaining to Vivaris the Company issued Vivaris 108,333 shares of its common stock at a price per share of $1.20.

Debt with Related Party

Collectively, monies due to Mr. DeLonge under related party transactions totaled $941,964 as of June 30, 2021 and $727,043 as of December 31, 2020. In June 2021 these liabilities, including $517,435 balance of the Line of Credit plus $52,363.84 in LOC interest with $372,165 in personal advances, which included paying off credit card balances of $157,244, from Mr. DeLonge were paid off and converted to 784,970 shares of Class A common stock.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2021 through September 27, 2020, the issuance date of these consolidated financial statements. On September 17, 2021, the company terminated its offering of Class A Common Stock under Regulation A.

F-11

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation*
2.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation**
2.4	Amended and Restated Bylaws**
2.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation dated July 1, 2020***
2.6	Certificate of Amendment of Amended and Restated Certificate of Incorporation dated April 9, 2021****
2.7	Amendment to Bylaws +
3.1	Stockholders Agreement*
4.1	Form of Subscription Agreement governing first Regulation A offering from September 29, 2017 to September 29, 2018*
4.2	Form of Subscription Agreement governing second Regulation A offering from July 12, 2019 to March 29, 2020++
4.3	Form of Subscription Agreement governing second Regulation A offering from March 30, 2019 to July 12, 2020 +++
4.4	Form of Subscription Agreement governing third Regulation A offering ++++
6.1	2017 Stock Incentive Plan*
6.2	Notice of Grant of Stock Option*
6.3	Lock-Up Agreement*
6.4	Materials Study – Set A Program Statement of Work ##
6.5	Rescission and Relinquishment Agreement (Stockholders) dated April 17, 2019 ###
6.6	Rescission and Relinquishment Agreement (Options) dated April 18, 2019 ###
6.7	Amended and Restated 2017 Stock Incentive Plan ###
6.8	Independent Director Agreement dated May 14, 2019**
6.9	Subscription Agreement dated May 14, 2019**
6.10	Asset Purchase Agreement dated July 15, 2019 ####
6.11	Cooperative Marketing Agreement dated July 11, 2019 ^^
6.12	Addendum to Cooperative Marketing Agreement dated April 15, 2020 ^^
6.13	Cooperative Research and Development Agreement dated October 10, 2019 ^^
6.14	Term Sheet dated December 24, 2020 ****
6.15	Cartel Co-Production Agreement dated March 29, 2021 (1)
6.16	Amendment to Binding Term Sheet dated August 18, 2021
6.17	Merchandise Agreement dated June 1, 2021
6.18	Vivaris Capital Debt Payment Agreement dated June 23, 2021

* Incorporated by reference from the Company’s Form 1-A filed with the SEC July 10, 2017.

** Incorporated by reference from the Company’s Form 1-A on June 3, 2019.

*** Incorporated by reference from the Company’s Form 1-U filed July 14, 2020.

**** Incorporated by reference from the Company’s Form 1-K filed April 30, 2021.

+ Incorporated by reference from the Company’s Form 1-U filed October 15, 2020.

++ Incorporated by reference from the Company’s Form 1-A filed February 12, 2019.

+++ Incorporated by reference from the Company’s Form 1-U filed April 1, 2020.

++++ Incorporated by reference from the Company’s Form 1-A filed June 23, 2020.

# Incorporated by reference form the Company’s Form 1-K filed April 30, 2018.

## Incorporated by reference from the Company’s Form 1-SA filed September 26, 2018.

### Incorporated by reference from the Company’s Form 1-K filed April 30, 2019.

#### Incorporated by reference from the Company’s Form 1-SA filed September 27, 2019.

^ Incorporated by reference from the Company’s Form 1-K filed June 12, 2020.

^^ Incorporated by reference from the Company’s Form 1-A filed August 3, 2020.

(1) Portions of the exhibit have been omitted.

11

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

/s/ Thomas M. DeLonge
By	Thomas M. DeLonge, Chief Executive Officer
Date:	September 28, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Thomas M. DeLonge
Thomas M. DeLonge, Director, Chief Executive Officer, and President
Date: September 28, 2021

/s/ Louis Tommasino
Louis Tommasino, Chief Financial Officer and Principal Accounting Officer
Date: September 28, 2021

12